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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C 20549

                                  FORM 12b-25
                          NOTIFICATION OF LATE FILING


                                 (Check One}:
  ___Form 10-K   ___Form 20-F   ___Form 11-K     X Form 10-Q   ___Form N-SAR
                                                ---

          FOR PERIOD ENDED: September 30, 2001
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          [_] Transition Report on Form 10-K
          [_] Transition Report on Form 20-F
          [_] Transition Report on Form 11-K
          [_] Transition Report on Form 10-Q
          [_] Transition Report on Form N-SAR
          For the Transition Period Ended:______________________________________

          Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

          If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

LIGHTHOUSE FAST FERRY, INC.
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Full Name of Registrant

LIGHTHOUSE LANDINGS, INC.
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Former Name if Applicable

195 Fairfield Avenue, Suite 3C
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Address of Principal Executive Office (Street and Number)

West Caldwell, New Jersey 07006
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City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; and

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[_] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, Form 20-F, Form 11-K, Form 10-Q, Form N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)
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  .  The Registrant changed auditors during the quarter and is working with its staff and new auditors to determine the proper accounting treatment of common stock issued in connection with debt. The Registrant was not able to determine the appropriate accounting treatment by the filing deadline.

PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

     Theresa M. Mehringer, Esq.               (303) 291-2300
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               (Name)                 (Area Code) (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such report(s) been filed? If the answer is no,
identify report(s).   [X] Yes   [_] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes  [_] No   If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

  . The registrant's estimated operating costs for the quarter ended September 30, 2001 increased to $699,918 from $477,400. Of the increase, $200,991 was attributable to legal, engineering and other professional service expenses related to the development of new ferry sites to be established in Stamford, CT and Perth Amboy, NJ.

  . The registrant's estimated indirect operating costs for the quarter ended September 30, 2001 is $2,928,566 as compared to $753,934 for the same period ended September 30, 2000. The increase of $2,174,632 is attributable primarily to the amortization of deferred financing costs incurred in conjunction with bridge financing and certain promissory note extensions entered into during the latter half of 2000 and the first nine months of 2001.

                          LIGHTHOUSE FAST FERRY, INC.
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                 (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2001              By: /s/ Anthony Colasanti
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                                         Anthony Colasanti,
                                         Vice President and Secretary


                                   ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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